Baker & Hostetler LLP

12100 Wilshire Boulevard

15th Floor

Los Angeles, CA 90025-7120

T 310.820.8800

F 310.820.8859

www.bakerlaw.com

Jeffrey P. Berg

direct dial: 310.442.8850

jberg@bakerlaw.com

January 17, 2013

VIA EDGAR AND BY EMAIL

Roger Schwall

Assistant Director

United States Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.
Washington, D.C. 20549

Re:	Cellteck, Inc. Current Report on Form 8-K Filed October 15, 2012 Preliminary Proxy Statement on Schedule 14A Filed October 18, 2012 File No. 0-53246

Dear Mr. Schwall:

On behalf of Cellteck, Inc. (the “Company”), this letter responds to the November 9, 2012 letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings. The Staff’s comments are set forth below in bold, followed by the Company’s response to each comment.

Concurrent with the submission of this letter, the Company is filing an Amendment No. 1 to both of the above-referenced filings. The amendments reflect revisions made in response to the comments of the Staff and, in the case of the amendment to the above-referenced Preliminary Proxy Statement, the updating of other information.

Current Report on Form 8-K Filed October 15, 2012

General

1.	Please ensure that you file your amendment under all relevant items of Form 8-K. In that regard, we note that you have only filed the current report on Form 8-K under Item 9.01, but it appears that Items 2.01, 5.01, and 5.02 were also triggered. We note that Item 5.06 may also have been triggered.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

January 17, 2013

In response to your comments, the Company has revised its Form 8-K to be filed under Items 1.01, 2.01, 3.02, 5.01, 5.02 and 9.01 at page 2.

Shell Company Status

However, the Company respectfully submits that Item 5.06 on Form 8-K was not triggered. It is the Company’s position that it was not, nor has it ever been, a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 12b-2 defines a “shell company” as “a registrant, other than an asset-backed issuer, that has (1) no or nominal operations; and (2) either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.” In reaching this conclusion, the Company has relied upon (1) precedent via a rule release circulated by the SEC which analyzed the meaning of “shell company,” and (2) a facts and circumstances analysis regarding the operations of the Company.

In the SEC’s adopting release titled Revisions to Rules 144 and 145 (Rel. No. 33-8869; File No. S7-11-07), at footnote 172 (“Footnote 172”), the SEC indicates that it does not intend for the “shell company” definition to include start-up companies or companies with limited operating histories, as such companies would not constitute companies that have “no or nominal operations.” In Footnote 172, the SEC states:

Contrary to commenters’ concerns, [Rule 144’s limitation on shell companies] is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

The implication is that, while such companies may have yet to accumulate assets or generate revenues, such companies are engaged in the pursuit of the development of their businesses to achieve those ends and such pursuit would not be considered “no or nominal” with respect to such companies’ operations. Under the definition set forth in Rule 12b-2 of the Exchange Act, if a company has more than nominal operations, further inquiry is not necessary and the company is not a shell company.

History

Since its inception through the date of the Merger, the Company has primarily been in the business of pursuing the marketing and sales of the “Safe Cell Tab,” a small, thin, oval shaped device specifically designed in response to electromagnetic frequencies emitted by cell phones, cordless phones, laptops, microwaves and other handheld devices. The Safe Cell Tab business originated with Safe Cell Tab, Inc., a company incorporated in 1996 in the province of British Columbia under the name Liberty Resources Inc. (“Safe Cell”).

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

January 17, 2013

Safe Cell was acquired by China Ivy School, Inc., a Nevada corporation (“China Ivy”) in 2003. From 2003 to 2006, Safe Cell was China Ivy’s sole operating subsidiary. The Company was incorporated on August 10, 2007 under the laws of the State of Nevada as a wholly-owned subsidiary of China Ivy. The Company was formed to serve as a vehicle for the reorganization and spin-off from China Ivy of Safe Cell to the shareholders of China Ivy. On July 23, 2008, the Company entered into a Master Separation and Distribution Agreement and an Agreement and Plan of Merger with China Ivy and Safe Cell. On August 21, 2008, pursuant to such agreements: (a) China Ivy transferred all of its ownership interest in Safe Cell and all of the assets, liabilities, businesses and employees primarily related to Safe Cell’s operations to the Company; (b) the Company issued shares of its common stock to China Ivy; (c) Safe Cell was merged with and into the Company, with the Company being the surviving entity; and (d) China Ivy made a pro-rata distribution to its stockholders of all of the issued and outstanding shares of common stock of the Company. As a result of such transactions, the Company was spun off from China Ivy and became a separate company with separate ownership and management (the “Spin-Off”). Safe Cell’s assets were acquired by the Company as part of a continuation of the operations of Safe Cell, independent of China Ivy.

Operations

Safe Cell, and subsequently, the Company, is party to an agreement (the “Safe Cell Agreement”) with BM Tech, Inc. of South Korea, pursuant to which the Company received the exclusive worldwide right to sell and distribute the Safe Cell Tab product for a period of ten years, commencing on March 14, 2005. The Company has actively and continuously utilized this exclusive Safe Cell Agreement to generate sales. As set forth in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2012, immediately prior to completion of the Merger, the Company had sales worth $5,826 in the three month period ended September 30, 2012 and $13,176 in the nine month period ended September 30, 2012. This is consistent with the general trend in the Company’s sales revenue for its Safe Cell Tab product, since at least the Spin-Off.

Furthermore, at all times since at least completion of the Spin-Off, the Company has: (a) been engaged in the business of commercializing the Safe Cell Tab product; (b) pursued a bona fide business strategy to market, sell and distribute the Safe Cell Tab product on a worldwide basis through multiple distribution partners; (c) had a continuing plan of operation that is and has been carried out on a consistent basis; (d) continually operated and maintained a website; (e) acquired, held and disposed of its assets in a manner that is and has been consistent with its plan of operation; (f) operated continuously and without material interruption or disruption with respect to its Safe Cell Tab business; (g) has made sales of the Safe Cell Tab product; and (h) has generated revenues and made expenditures in connection with its operating activities. Gus Rahim, the previous CEO and Chairman of the Board of Cellteck, Inc. prior to the Merger, also remains on the current Board of Directors of Cellteck, in part to oversee the Company’s continuation of the Safe Cell Tab business for the foreseeable future.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

January 17, 2013

Conclusion

The Company has consistently operated its business and business development pursuits, has always maintained on the cover pages of its reports filed with the SEC that it is not a “shell company,” and, in its Management’s Discussion and Analysis of Financial Condition and Results of Operations sections, has noted that it is in the development stage of its business. Based on the foregoing analysis, the Company respectfully submits that it was not and has never been a shell company prior to the Merger.

2.	Please ensure that all of your disclosure is relevant to your filing. For example, we note your statements at page 2 regarding industry and market data, but we do not see such data in your filing. In addition, we note your references to wind farms, but it does not appear from your disclosure that your business relates to wind farms.

In response to your comments, the Company has revised the discussion of forward-looking statements at page 3 in the section entitled “Cautionary Statement Regarding Forward-Looking Statements and Information” and page 17 in the section entitled “Management’s Discussion and Analysis or Plan of Operation” to remove inadvertent references to: (1) industry and market data; and (2) wind farms.

3.	Please define at the place of first usage all acronyms or abbreviations used throughout your filing. For example, you have not defined the term “TEHI” when it is first used at page 5.

In response to your comments, the Company has reviewed and revised all acronyms so that they are defined at the place of first usage, including the first usage of “TEHI.”

4.	Please provide the disclosures required by Item 304 of Regulation S-K under Item 4.01 of Form 8-K for the change in your independent accountants. We believe a change in accountants results from a reverse acquisition where the registrant and the accounting acquirer use different accountants, with the predecessor accountants being that of the registrant.

In response to your comments, the Company’s Board of Directors formally dismissed the Company’s predecessor accountants and approved the engagement of Weinberg & Company, P.A. to serve as the Company’s new independent registered public accounting firm on November 14, 2012. The Company then filed a report on Form 8-K, dated November 14, 2012, containing the disclosures required by Item 304 of Regulation S-K under Item 4.01 of Form 8-K.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

January 17, 2013

Cautionary Statement Regarding Forward-Looking Statements and Information, page 2

5.	You state at page 34 that your common stock is subject to penny stock regulations. It therefore does not appear that you are eligible for the safe harbors set forth in the Private Securities Litigation Reform Act of 1995, and therefore it does not appear to be appropriate for you to suggest that your disclosure constitutes forward-looking statements as “defined in the Private Securities Litigation Reform Act of 1995.” See Exchange Act Section 21E(b)(1)(C). Please revise.

In response to your comments, the Company has revised the discussion of forward-looking statements at pages 2-3 in the section entitled “Cautionary Statement Regarding Forward-Looking Statements and Information” and page 17 in the section entitled “Management’s Discussion and Analysis or Plan of Operation” to remove references to the definition of “forward-looking statements” in the Private Securities Litigation Reform Act of 1995, as well as references to the Company’s intent to rely on the safe harbors set forth in the Private Securities Litigation Reform Act of 1995.

Description of Business, page 4

Description of Works Property, page 4

6.	We note your disclosure stating that the Works Property has approximately “200 undeveloped acres.” Please revise your disclosure to provide the information required by Item 1208(b) of Regulation S-K as of your fiscal year end.

In response to your comments, the Company has revised and updated the description of the Works Property at page 5 to include the total net and gross acres of the Works Property, proved and unproved, as of December 31, 2011.

Crude Oil Sales, page 5

7.	We note your disclosure of net oil production and average sales price per barrel produced. Please revise your disclosure to provide the information required by Item 1204 of Regulation S-K as of your fiscal year end.

In response to your comments, the Company has revised and updated the disclosure of net oil production and average sales price per barrel produced to be as of the fiscal year ended December 31, 2011 at page 6 in the section entitled “Crude Oil Sales.”

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

January 17, 2013

Illinois Proved Reserves and Production, page 5

8.	We note that you hired Hahn Engineering, Inc., an independent petroleum engineering firm, to prepare your reserve estimates. Please include in an amendment to your filing, as an exhibit, a report prepared by this firm containing the disclosures required by Item 1202(a)(8) of Regulation S-K.

In response to your comments, the Company has included in its Form 8-K/A as Exhibit 99.3 a report prepared by Hahn Engineering containing the disclosures required by Item 1202(a)(8) of Regulation S-K.

9.	We note your disclosure that your table of reserve quantities and income data provides evaluation information on 300 acres of the Works Property as of September 1, 2012. However, according to Item 1202(a) of Regulation S-K, your summary of oil and gas reserves should be as of your fiscal year end and based on average fiscal year prices. Please revise your reserve information accordingly, and remove the income data from the table as it is not contemplated by Item 1202(a).

In response to your comments, the Company has revised its summary of oil and gas reserves at page 6 to be as of the fiscal year ended December 31, 2011, and based on average fiscal year prices. The Company has also removed the income table, as requested, on the same page.

Controls Over Reserve Estimates, page 7

10.	Please expand your disclosure to include the technical person at the Company responsible for overseeing the preparation of your reserve estimates and his or her qualifications in accordance with Item 1202(a)(7) of Regulation S-K.

In response to your comments, the Company has revised and updated the disclosure of controls over reserve estimates at page 7 to include the name of the technical person at the Company responsible for overseeing the preparation of reserve estimates and his qualifications, in accordance with Item 1202(a)(7) of Regulation S-K.

Management’s Discussion and Analysis , page 17

Overview, page 17

11.	We remind you to include in an amendment to your filing pro forma financial statements in accordance with Rule 8-05 of Regulation S-X as you indicate you will do under this heading.

In response to your comments, the Company has included in its amended filing, as Exhibit 99.2, pro forma financial statements in accordance with Rule 8-05 of Regulation S-X.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

January 17, 2013

Executive Compensation, page 46

12.	We note that you have not disclosed any director compensation. Please note that Item 402(m)(1) of Regulation S-K provides that disclosure is required for all compensation awarded to, earned by, or paid to the directors by any person for all services rendered in all capacities to the smaller reporting company and its subsidiaries, unless otherwise specifically excluded. The item also provides that all such compensation shall be reported pursuant to the item, even if also called for by another requirement, including transactions between the smaller reporting company and a third party where the purpose of the transaction is to furnish compensation to any such director. Please disclose any such compensation awarded to, earned by, or paid to Mr. Mitola. In that regard, we note your services agreement with Quantum Advisors, LLC.

In response to your comments, the Company has revised and updated the executive compensation table at page 49 to include disclosure of certain 2011 stock issuances to Plethora Partners, LLC, a wholly-owned company of Mr. Konstant. However, the Company did not disclose the services agreement with Quantum Advisors, LLC under the above-referenced Item.

Item 402(m)(1) of Regulation S-K requires disclosure for all compensation awarded to, earned by, or paid to the directors covered by 402(r) of Regulation S-K. Item 402(r), in turn, requires disclosure of compensation to directors during the Company’s last completed fiscal year, which, for the purposes of the Company’s 8-K Report, ended on December 31, 2011. Other than Mr. Konstant, no director received any compensation in 2011 requiring disclosure under Item 402(m).

Since: (1) Mr. Mitola did not become a director of the Company until 2012; (2) the services agreement with Quantum Advisors, LLC was not made until 2012; and (3) no shares were given to Mr. Mitola or Quantum until 2012, no compensation to Mr. Mitola was disclosed under Item 402(m)(1).

Financial Statements of Eos Petro, Inc and Subsidiaries

Consolidated Balance Sheets, page F-3

Consolidated Statement of Stockholders’ Deficiency, page F-5

13.	Please provide a pro forma stockholders’ deficiency section assuming the October 12, 2012 merger and related transactions (e.g., the amendment to your articles of incorporation) occurred on your most recent balance sheet dated presented. This pro forma presentation assumes the merger will be accounted for as a reverse recapitalization transaction with a shell company. Refer to our comment under merger agreement below for guidance.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

January 17, 2013

In response to your comments, the Company has included in its amended filing, as Exhibit 99.2, pro forma financial statements in accordance with Rule 8-05 of Regulation S-X. However, as noted in the first response set forth above at pages 2-4, the included pro-forma does not account for the merger as a transaction with a shell company because the Company does not believe it has ever been a shell company. The Company incorporates herein by this reference the Company’s discussion of “Shell Company Status” at pages 2-4 of this letter.

Consolidated Statements of Operations, page F-4

14.	Please provide pro forma loss per share for all periods presented, excluding the cumulative since inception column, giving effect to the October 12, 2012 merger and related transactions as if they occurred on your date of inception. This pro forma presentation assumes the merger will be accounted for as a reverse recapitalization transaction with a shell company. Refer to our comment under merger agreement below for guidance.

In response to your comments, the Company has included in its amended filing, as an exhibit, pro forma financial statements in accordance with Rule 8-05 of Regulation S-X. However, as noted in the Company’s first response set forth above at pages 2-4, the included pro-forma does not account for the merger as a transaction with a shell company because the Company does not believe it has ever been a shell company. The Company incorporates herein by this reference the Company’s discussion of “Shell Company Status” at pages 2-4 of this letter.

Note 2 – Summary of Significant Accounting Policies, page F-7

Full Cost Method of Accounting for Oil and Gas Properties, page F-8

15.	We note that you have reported quantities of proved reserves and production in Note 13. Please tell us why you have not recorded amortization on the capitalized costs associated with your proved reserves.

In response to your comments, no amortization was recorded for the oil extracted. The company is in the start up phase, the oil field is not fully operational and the amount of oil extracted is de minimis relative to the total estimated number of barrels that the field is expected to produce and does not bear any meaningful relationship to the fair value of such rights or the actual amount of proved producing reserves.

Note 11 – Commitments and Contingencies, page F-18

Entrex Services, page F-19

16.	Please explain to us how you determined the appropriate accounting for the TIGRcub Securities. As part of your response, explain why you will not record the securities as debt and how you considered the guidance in FASB ASC 470-10-25-1 and 25-2 as part of your accounting.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

January 17, 2013

In response to your comments, the Company has considered the relevant accounting guidance. To date, the only transaction involving TIGRcub Securities has been the receipt by Entrex, Inc., the TIGRcub Securities licensor, of a deposit of $10,000. This is a deposit for the TIRGRcub Securities program to be initiated and does not involve cash repayments. FASB ASC paragraph 470-10-25-1 addresses an upfront receipt of cash that must be repaid in cash by reference to an amount of revenue, etc. As this is a deposit to administer the program, the Company does not believe that this guidance (“Sales of Future Revenues or Various Other Measures of Income”) applies, and therefore concluded that it should be recorded as a current asset.

Note 12 – Subsequent Events, page F-21

Merger Agreement, page F-23

17.	Please clarify for us and in the filing how you will account for the merger transaction. Note that we consider the acquisition of a private operating company by a non-operating public shell corporation to be a capital transaction in substance, rather than a business combination, where no goodwill or other intangible assets will be recorded. In part, a shell company is a registrant that has no or nominal operations and no or nominal assets. We note that Cellteck, Inc. had less than $4,000 in each of revenue and operating expenses for the quarter ended June 30, 2012 and $274 in total assets as of June 30, 2012. Consequently, it appears that Cellteck, Inc. is a shell company where you would not record it at its fair value in the financial statements of EOS. Please refer to Rule 12b-2 of the Exchange Act for the definition of a shell company.

Since after the Merger the former holders of Eos Petro Inc.’s (“Eos”) common stock will own in excess of 50% of our fully-diluted shares of common stock, and as a result of certain other factors, including that all members of our executive management are members of Eos management, Eos will be deemed to be the acquiring company and we are deemed to be the legal acquirer for accounting purposes, and the Merger will be accounted for as a reverse merger and a recapitalization in accordance with generally accepted accounting principles in the United States (“GAAP”). The consolidated financial statements of Cellteck, Inc. and subsidiaries will reflect the historical activity of Eos, and the historical stockholders’ equity of Eos will be retroactively restated for the equivalent number of shares received in the exchange after giving effect to the differences in par value offset to additional paid-in capital.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

January 17, 2013

Note 13 – Supplemental Information Relating to Oil and Gas Producing Activities (Unaudited), page F-23

18.	We note your disclosure of estimated quantities of proved reserves and calculation of the standardized measure of oil and gas are as of September 1, 2012, and your calculation of changes in the standardized measure of oil and gas is as of June 30, 2012. However, this information should be as of your fiscal year end date. Please revise your disclosures to comply with the guidance in FASB ASC 932-235-50.

In response to your comments, the Company has filed as Exhibit 99.1 to the amended 8-K financial statements which include a revised Note 13 at pages F-23 and F-24 disclosing the requested information as of December 31, 2011.

19.	In addition, please note that production should be subtracted from your reserve quantity total. Refer to the illustration at FASB ASC 932-235-55-2.

In response to your comments, no amortization was recorded for the oil extracted. The Company is in the start up phase, the oil field is not fully operational and the amount of oil extracted is de minimis relative to the total estimated number of barrels that the field is expected to produce and does not bear any meaningful relationship to the fair value of such rights or the actual amount of proved producing reserves.

20.	Please explain to us how you determined the future income taxes to be zero in your calculation of the standardized measure of oil and gas.

In response to your comments, the Company respectfully advises the Staff that it has revised its estimation of the income tax included in Note 13 of the financial statements. The financial statements, which include a revised Note 13 at page F-24 disclosing the revised estimation of income tax, are filed as Exhibit 99.1 to the amended 8-K.

21.	Please ensure that you provide all of the disclosures required by FASB ASC 932-235-50-2.

In response to your comments, the Company respectfully advises the Staff that it has revised its Note 13 in provide all of the disclosures required by FASB ASC 932-235-50-2. The Company has filed as Exhibit 99.1 to the amended 8-K financial statements which include a revised Note 13 at pages F-23 and F-24 with the disclosures required by FASB ASC 932-235-50-2.

Exhibits

22.	Please ensure that all material contracts are disclosed in the filing and filed as exhibits. See Item 601(b)(10) of Regulation S-K. As an example, it does not appear that you have filed the Success Fee Agreement with Knowledge Reservoir, LLC. As another example, we note your reference at page F-19 to your license and servicing agreement with Entrex, Inc. However, you have not described such agreement in any of the non-financial statement sections of your filing, and have not filed such agreement as an exhibit. Please revise.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

January 17, 2013

In response to your comments, the Company has included, at page 9 under the “Material Agreements” section, a description of the agreement with Entrex, Inc. Such agreement is also filed as Exhibit 10.30. The Success Fee Agreement with Knowledge Reservoir, LLC was originally an exhibit to the Services Agreement with Knowledge Reservoir, LLC, which was filed with the original 8-K. The Company is re-filing the Services Agreement as Exhibit 10.3 to the amended 8-K, and this version includes the Success Fee Agreement.

23.	Please ensure that you have filed complete versions of each of your material contracts, including any schedules and exhibits. Please refer to Item 601(b)(10) of Regulation S-K. As an example only, we note that you have not filed the exhibits to the Services Agreement with Knowledge Reservoir, LLC filed as Exhibit 10.3. Please re-file such agreement to include all of the exhibits.

In response to your comments, the Company has re-filed, as exhibits, the complete versions of any agreements which were previously filed either (i) without all schedules and exhibits; or (ii) in an un-searchable text format.

24.	Exhibits 3.1, 3.3, 10.2 through 10.16, 10.18 through 10.24, 10.28, and 10.29 were electronically filed in an un-searchable format. Please amend your filing to resubmit these exhibits in a text searchable format. See Section 5.1 of the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 21 (October 2012) and Item 301 of Regulation S- T.

In response to your comments, the Company has re-filed all of the above-referenced exhibits in text-searchable format other than Exhibit 3.1. This Exhibit 3.1 was an amendment to the articles of incorporation in 2008. The Secretary of Nevada has since changed the forms for articles of incorporation and the Company is unable to re-create the same document in a text searchable format. Moreover, this Exhibit 3.1 was previously filed on Form 10-12G filed May 19, 2008, so the amended 8-K now incorporates that filing by reference.

The Company also notes that, while it was able to obtain a text searchable version of the Works Unit Reserve Evaluation attached to the 8-K/A as Exhibit 99.3, it was unable to make many of the exhibits to the reserve evaluation itself text searchable, as those exhibits primarily consist of maps and graphs.

Preliminary Proxy Statement on Schedule 14A Filed October 18, 2012

25.	We note your disclosure in your current report on Form 8-K filed on October 15, 2012 regarding your intent to file a proxy statement with respect to a meeting of stockholders to obtain stockholder approval of an amendment to the articles of incorporation for the purpose of authorizing a sufficient number of shares of common stock in order to effectuate the conversion of all shares of Series B preferred stock into common stock. We also note that a substantial amount of the Series B preferred stock was issued in connection with the reverse merger transaction. As a result, it appears that in connection with the proposal for shareholder approval of the reverse split, you are in effect seeking shareholder approval of the reverse merger transaction. Please revise your filing to provide the disclosure required by Items 11, 13 and 14 of Schedule 14A, or provide your analysis with respect to why you are not required to provide such information. Please refer to Note A of Schedule 14A.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

January 17, 2013

The Company respectfully submits that it is not seeking stockholder approval of the above-referenced reverse merger transaction (the “Merger”) by soliciting approval of the proposed reverse split (the “Reverse Split”).

Reference is made to the Agreement and Plan of Merger by and between the Company, Eos Petro, Inc., a Delaware corporation (“Eos”), and Eos Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company, dated July 16, 2012 (the “Merger Agreement”). The Merger Agreement was filed as exhibit 2.1 to the Company’s report on Form 8-K filed with the SEC on October 15, 2012. The closing and effectiveness of the Merger was not conditioned upon completion of the Reverse Split. The Nevada Revised Statutes, §92A.240, provides that a merger takes effect at the time of the filing of the articles of merger, conversion or exchange with the Secretary of State, unless the articles state otherwise. The Company filed its articles of merger on October 12, 2012 with the Nevada Secretary of State, and the filing (and Merger) became immediately effective. The Reverse Split was mentioned only in Section 8.3(b)(i) of the Merger Agreement, and that section states only that the Company covenanted to effectuate the Reverse Split as soon as was reasonably practicable following the closing of the Merger. There is also no provision in the Merger Agreement that provides for the unwinding of the Merger in the event the Reverse Split is not effectuated.

The Company further references its Certificate of Designations for its Series B preferred stock (the “Series B Certificate”), which was filed as exhibit 3.3 to the Company’s report on Form 8-K filed with the SEC on October 15, 2012. Under Section 11 of the Series B Certificate, on any matter presented to the Company’s stockholders for their action or consideration, holders of Series B preferred stock are entitled to vote together with the holders of the Company’s common stock as a single class, and each holder of outstanding shares of Series B preferred stock is entitled to cast the number of votes equal to the number of whole shares of the Company’s common stock into which their shares of Series B preferred stock are convertible. Note A to Schedule 14A states, as an example, that certain information would need to be provided when security holders are asked to authorize the issuance of additional securities to be used to acquire another specified company. Considering the rights afforded to Series B preferred stock holders, the issuance of the shares of Series B preferred stock in the Merger led to the change of control of the Company regardless of the ultimate approval and effectuation of the Reverse Split.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

January 17, 2013

Proposal No. 1 – Approval of an Amendment to Our Articles of Incorporation . . ., page 5

Purposes of the Proposed Reverse Stock Split, page 6

26.	It appears that one purpose of the reverse stock split is to effectuate the conversion of all shares of Series B preferred stock into common stock. Please revise your proxy statement to clarify such purpose.

In response to your comments, the Company has revised its disclosure with respect to the purposes of the proposed reverse stock split at pages 6-7 to clarify that one purpose of the reverse stock split is to effectuate the conversion of all shares of Series B preferred stock into common stock.

27.	To enhance investor understanding, please clarify in tabular form the number of shares of authorized and issued common stock before and after the reverse split, taking into account the conversion of the Series B preferred stock.

In response to your comments, the Company has added a clarifying table at pages 7-8 of the proxy statement.

28.	We note that the reverse stock split will result in an increased number of authorized but unissued shares of your common stock. Please disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue the additional shares at this time. If so, please discuss them in necessary detail. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

In response to your comments, the Company has revised its disclosure with respect to the purposes of the proposed reverse stock split at page 8 to disclose that the Company does not have any such plans, proposals or arrangements, written or otherwise, at this time.

29.	Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the reverse stock split. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management could use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

January 17, 2013

In response to your comments, the Company has added a new section to the proxy statement at pages 8-9 entitled “Anti-Takeover Effects of the Reverse Split and Cash Distribution,” which discusses anti-takeover effects, other anti-takeover mechanisms and the lack of any plans or proposals to adopt other anti-takeover mechanisms. The Company also has added disclosures informing holders in this new section that management could use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Closing Comments

In connection with the Company’s response to your comment letter, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company hopes that these responses fully address your inquiries. Please contact us if you have any further questions at the address and phone number in our letterhead.

Sincerely, Jeffrey P. Berg of BAKER & HOSTETLER LLP